Mail Stop 3561

March 31, 2010

Via Fax & U.S. Mail

Mr. James B. Perry
Chief Executive Officer
Isle of Capri Casinos Inc.
600 Emerson Road
Suite 300
Saint Louis, Missouri 63141

> **Re:** **Isle of Capri Casinos Inc.**
> **Form 10-K for the year ended April 26, 2009**
> **Filed June 24, 2009**
> **File No. 0-20538**

Dear Mr. Perry:

We have reviewed your letter dated March 17, 2010 in response to our letter dated February 17, 2010, and have the following additional comment.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the period ended January 24, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues

1. We note your accounting policy in your form 10-K for the year ended April 26, 2009, indicating that during the fourth quarter of each fiscal year, you engage an independent third party valuation firm to conduct annual impairment testing under SFAS 142. In your Form 10-Q for the nine months ended January 24, 2010, we note that revenues substantially decreased by approximately $92 million, or 11% as compared to the comparable period of 2009 and that operating income decreased $94 million for the nine months ended January 24, 2010. In this regard, please tell us whether you have performed an interim impairment analysis as of or

around January 24, 2010 and if so, provide us with the results, including a discussion of any significant assumptions, which would be helpful for understanding your impairment analysis. If an updated impairment analysis was not performed, please explain in detail as to why given the adverse facts and circumstances noted above.

Assuming a satisfactory response, significantly expand MD&A in future filings as follows:

a) To explain why you do not believe a decline in revenues of this magnitude was indicative of a potential impairment and explain why an updated impairment analysis was not performed during the first nine months of 2010.

b) To discuss whether any your reporting units were at risk of failing step one of the goodwill impairment test (i.e. fair value was not substantially in excess of carrying value). If so, please revise MD&A in future filings to include the following additional disclosures:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions; and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe they were at risk of failing step one please specifically state so as part of your response and in your future MD&A disclosures.

As part of your response, please also tell us whether you anticipate an impairment charge as of fiscal year end. We may have further comment upon receipt of your response.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Dale R. Black, CFO
      (314) 813-9480